Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

November 14, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:        Jeff Gabor

Re:	Taiwan Liposome Company, Ltd.
Registration Statement on Form F-1 (File No. 333-223090)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Taiwan Liposome Company, Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 PM, Eastern Time, on November 15, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 8, 2018:

(i)	Dates of distribution: November 8, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 500

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 15

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
CANTOR FITZGERALD & CO. Acting on behalf of itself and the several underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly

Name: Sage Kelly
Title: Global Head of Investment Banking

[Signature Page to Underwriters’ Acceleration Request]